Mail Stop 3233

                                                            August 17, 2018

Via E-mail
Mr. Lon Jacobs
Global General Counsel
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

       Re:    Las Vegas Sands Corp.
              Form 10-K for the fiscal year ended December 31, 2017 Form 10-Q for the quarterly period ended March 31, 2018 Filed February 23, 2018 and April 27, 2018, respectively File No. 1-32373

Dear Mr. Jacobs:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2018

Financial Statements

Note 2   Revenue, pages 10-12

1. We note that your win and hold percentages are calculated before allocating casino revenues related to goods and services provided to patrons on a complimentary basis and your occupancy rate (a volume indicator) and ADR (a price indicator) include the impact of rooms provided on a complimentary basis. Please tell us your consideration of whether disclosure of complimentary items by category (e.g., rooms, food and beverage)
       is material and the basis for your determination in light of these other disclosures. Such
 Lon Jacobs
Las Vegas Sands Corp.
August 17, 2018
Page 2

       disclosure may occur in MD&A or in the financial statement footnotes pursuant to paragraph 606-10-50-5 of the Accounting Standards Codification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3468 with any questions.




                                                          Sincerely,

                                                          /s/ Wilson K. Lee

                                                          Wilson K. Lee
                                                          Senior Staff
Accountant
                                                          Office of Real Estate
& -
                                                            Commodities